April 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Growth for Good Acquisition Corporation Registration Statement on Form S-4 File No. 333-271195

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-271195) filed by The Growth for Good Acquisition Corporation on April 7, 2023 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding this delaying amendment or the Registration Statement, please contact Howard L. Ellin, Esq. or C. Michael Chitwood, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3000.

The Growth for Good Acquisition Corporation

By:	/s/ Rahul Kakar
	Name:	Rahul Kakar
	Title:	Chief Financial Officer and Chief Operations Officer

Cc:	Howard L. Ellin, Esq.
Michael Chitwood, Esq.